January 6, 2006



Mr. Wang Guoliang
Chief Financial Officer
PetroChina Company Limited
16 Andelu
Dongcheng District, Beijing, 100011
The People`s Republic of China


	Re:	PetroChina Company Limited
		Form 40-F for Fiscal Year Ended December 31, 2004
Filed June 29, 2005
Response Letter Dated December 16, 2005
      File No. 001-15006


Dear Mr. Guoliang:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


Form 40-F for the Fiscal Year Ended December 31, 2004

Note 3. Summary of Principal Accounting Policies, page F-9

(g) Oil and gas properties, page F-11

1. We have reviewed your response to prior comment number three.
Please address each of the following:

* Explain in greater detail what you mean when you indicate that you have historically incurred insignificant costs in retiring certain tangible long-lived assets which have been disposed of.

* Clarify the nature of the tangible long-lived assets that resulted in your incurrence of disposal costs.

* Tell us the nature of the disposal costs incurred.

* As previously requested, tell us whether or not you have historically incurred costs to retire your assets, such as, but not limited to plugging of wells, and removal of equipment.

* It is our understanding that you lease land from the PRC.
Please
tell us whether or not you have incurred asset retirement costs associated with those properties and how you account for those costs.

* Explain what you mean by your reference to relevant accounting standards.

* As previously requested, tell us whether or not your adoption of FIN 47 will affect your current interpretation of SFAS 143 for US
GAAP.

* Please provide an analysis to address the cost of retiring you current assets in place based on your historical practice.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.
      You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

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Mr. Wang Guoliang
PetroChina Company Limited
January 6, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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